02024065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 13 2002
080

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

E.ON AG Exact Name of Registrant/Applicant as specified in charter	0001136808 Registrant/Applicant CIK Number
Form U-1/A Electronic report, schedule or registration statement of which the document are a part (give period of report)	070-09985 SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant/Applicant)

SIGNATURES

Filings Made by the Registrant/Applicant:

The Registrant/Applicant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duesseldorf, Germany on March 13, 2002.

E.ON AG
(Applicant)

By: [signature]
Ulrich Hueppe
General Counsel and Executive Vice President
E.ON AG

[signature]
Dr. Guntram Wuerzberg
Vice President General Legal Affairs
E.ON AG

PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

GESAMT SEITEN 03

EXHIBIT INDEX

Exhibit H-1

Exhibit H-1, Timeline of Planning and Controlling Process

Annual controlling calendar (1)


Jan
Feb
March
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
Board Strategy Meeting
Division Strategy Meetings
Economic Framework circulated
Medium-term Planning in the divisions
Budget Discussion
Supervisory Board Meeting

Annual controlling calendar (2)


Monthly Reporting
Jan
Feb
March
Apr
May
June
July
Aug
Sep
Oct
Nov
Dec
Quarterly Financial Statements incl. Capex Report